March 8, 2013

Mr. John Dana Brown, Esq.

Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	T3 Motion, Inc.

Preliminary Information Statement on Schedule 14C

File No. 001-35133

Dear Mr. Brown:

We are responding to the comments received from the Staff in a letter dated January 16, 2013 and additional verbal comments received on March 3, 2013 regarding the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”).

The Company hereby acknowledges that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this filing. Should you have any questions concerning any of the foregoing, please contact me at (714) 619-3600.

/s/William Tsumpes

William Tsumpes

Chief Executive Officer

T3 Motion, Inc.

CC:	Fran Stoller, Esq.